Exhibit 1
                                                                   BUSINESS NEWS


            BVR TO SUPPLY SIMULATOR TO ARMED FORCES OF ASIAN COUNTRY
            --------------------------------------------------------


              ROSH HA'AYIN, ISRAEL - DECEMBER 23, 2002 - BVR SYSTEMS (1998) LTD. (NASDAQ: BVRS), a diversified world leader in advanced military training and simulation systems, today announced that it has been contracted to supply a simulator for the armed forces of an Asian country for a minimum of $1.6 million.

              The simulator is derived from BVR's existing and operationally proven building blocks, thereby significantly minimizing the project's cost. The simulator is to be delivered within a year.

              BVR Systems' Chief Executive Officer Yoel Katzir commented: "BVR continues to deliver customized products within limited budgets and short timetables. Our operational experience and past achievements in maximizing the use of technology enable BVR to provide cost effective solutions to the defense market. Our endeavors to maintain technological leadership and flexibility in delivery of our products to our customers have been proven successful again."

              The project involves a cooperation agreement with a leading Asian company.

              "This contract reinforces BVR's reputation for innovation and supports the Company's drive to geographically diversify its marketing efforts," added Mr. Katzir. "We are excited to pursue this opportunity in cooperation with a leading Asian company. This is a part of BVR's growth strategy. Our cooperation and joint efforts with other defense contractors allow us to compete more effectively in foreign markets on both a service and cost basis, yielding increased market exposure for both companies."

       BVR SYSTEMS (1998) LTD., (NASDAQ:BVRS), ESTABLISHED IN 1998 AS AN INDEPENDENT SPIN-OFF, IS A WORLD LEADER IN ADVANCED DEFENSE TRAINING AND SIMULATION SYSTEMS. THE COMPANY IS PART OF THE ELISRA GROUP AND OFFERS HIGHLY EFFICIENT, COST EFFECTIVE SOLUTIONS FOR THE SIMULATION, TRAINING AND DEBRIEFING NEEDS OF MODERN AIR, SEA AND GROUND FORCES. FOR MORE INFORMATION VISIT THE COMPANY'S NEWLY LAUNCHED AND INNOVATIVE WEB SITE
       AT: HTTP://WWW.BVRSYSTEMS.COM.

This announcement and the websites referred to herein contain forward-looking statements, as such term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that include information about possible or assumed future developments or other circumstances. Statements that use the terms "would", "will" and similar expressions are intended to identify forward-looking statements. All forward-looking statements in this announcement and such websites reflect current views about future events and are based on assumptions and are subject to risks and uncertainties. Such risks include, but are not limited to the fact that we may fail in realizing the benefit anticipated form co-operation with other players in the industry; our contracts may be terminated or suspended by our customers as a result of factors which may not depend on us; many of our customers would have the right to terminate orders by paying the cost of work in process plus a related profit factor; the changes in technology and market requirements; decline in demand for the our products; inability to timely develop and introduce new technologies, products and applications; loss of market share, pressure on pricing resulting from competition, and other factors as are described in Item 3 D (Key Information - Risk Factors) of our Form 20-F for the fiscal year ended December 31, 2000. Consequently, actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors. Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements.